UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10108

Fiat S.p.A.

(Exact name of registrant as specified in its charter)

Via Nizza, 250

10126 Turin, Italy

(+39) 011-006-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary American Depositary Shares
Ordinary shares with a par value of €5 each*
Preference American Depositary Shares
Preference shares with a par value of €5 each*
Savings American Depositary Shares
Savings shares with a par value of €5 each*

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934::

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

___________________________

* Not for trading, but only in connection with the registration of the American Depositary Shares

General

This Form 15F relates to American Depositary Shares (“ADSs”) each representing one of our ordinary shares, preference shares or savings shares, and to such ordinary shares, preference shares, and savings shares. We refer to the shares of each class, together with the related ADSs, as the “Securities”. In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of the relevant class of our shares, but is intended to support the certification set forth in this Form with respect to both such shares and the related ADSs. The use of we, us, our, the “Company” or similar terms in this Form refers to Fiat S.p.A.

PART I

Item 1. Exchange Act Reporting History

We first incurred the duty to file reports under section 13(a) and section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) on November 1, 1988, when we completed our registration of the Securities with the Securities and Exchange Commission (the “Commission”), pursuant to a Registration Statement on Form 20-F (Registration No. 88232593). Our ADSs were listed on the New York Stock Exchange on February 14, 1989.

We have filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this form, and we have filed at least one annual report on Form 20-F.

Item 2. Recent United States Market Activity

We have never made any public offering of the Securities in the United States.

On May 11, 1999, we filed with the Commission a Registration Statement on Form S-8 (Registration Statement No. 333-10344) registering an aggregate of 36,500,000 of our ordinary shares. On May 22, 2000, we filed another Registration Statement on Form S-8 (Registration Statement No. 333-37570) registering an additional 2,756,000 of our ordinary shares. On January 31, 2002, we filed a third Registration Statement on Form S-8 (Registration Statement No. 333-82054), registering an additional 5,417,500 of our ordinary shares. Finally, on February 20, 2003, we filed a fourth Registration Statement on Form S-8 (Registration Statement No. 333-102242), registering an additional 6,100,000 of our ordinary shares. Prior to filing this Form 15F, we filed a post-effective amendment to terminate the registration of unsold securities under these Registration Statements.

Item 3. Foreign Listing and Primary Trading Market

Each class of our shares are listed on the Mercato Telematico Azionario, the automated screen-based trading system managed by Borsa Italiana S.p.A. (together with its predecessors, the “Italian Stock Exchange”), which is located in Italy. Our shares were first listed on the Italian Stock Exchange in 1906. We have maintained that listing for at least the 12 months preceding the filing of this Form.

The Italian Stock Exchange constitutes the primary trading market for our shares. The table below sets forth the percentage of the worldwide average daily trading volume (“WADTV”) in each class of our shares represented by trades effected on the Italian Stock Exchange during the 12-month period beginning on July 24, 2006 and ending on July 23, 2007 (the “Reference Period”). We have included off-exchange transactions effected in the United States in the denominator for purposes of determining this ratio.

Class of Shares	% of WADTV effected on Italian Stock Exchange during Reference Period

Ordinary Shares	99.87%
Preference Shares	99.99%
Savings Shares	99.99%

Item 4. Comparative Trading Volume Data

The following table sets forth the average daily trading volume of each class of our shares in the United States and worldwide during the 12 month Reference Period (in the number of the relevant class of securities):

Class of Shares	Average Daily Trading Volume Worldwide (1) (2)	Average Daily Trading Volume United States (1) (3)
Ordinary Shares	23,176,578	30,780
Preference Shares	448,673	13
Savings Shares	530,720	31

(1)

In the United States, our shares trade in the form of ADSs, each of which represents one share of the relevant class. For purposes of this calculation, we have counted the number of shares of the relevant class represented by each ADS.

(2)	Includes on-exchange as well as off-exchange transactions effected in the United States and on-exchange transactions effected in Italy.
(3)	Includes on-exchange as well as off-exchange transactions effected in the United States.

The table below sets forth the percentage of the WADTV in each class of our shares represented by trades effected in the United States during the Reference Period.

Class of Shares	% of WADTV effected in the United States during Reference Period
Ordinary Shares	0.13%
Preference Shares	0.01%
Savings Shares	0.01%

Calculations set forth in this and the preceding Item were based on trading volumes data obtained by Deutsche Bank from Bloomberg.

We expect to file Form 25 for purposes of notifying the Commission of the delisting of each class of our Securities from the New York Stock Exchange on or about August 13, 2007. We have not previously delisted any class of our Securities from a national securities exchange or inter-dealer quotation system in the United States.

As of the date of this Form, we have not terminated a sponsored American depositary receipt facility regarding any class of our shares.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Today, August 3, 2007, we will issue a press release in the United States through BusinessWire disclosing our intent to terminate our duty to file reports under section 13(a) and 15(d) of the Exchange Act. On the same date, we will furnish the Commission with a copy of this press release under cover of a Form 6-K.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at www.fiatgroup.com.

PART III

Item 10. Exhibits

Exhibit Number	Description
1	Press release disclosing the Company’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

We hereby undertake to withdraw this Form 15F if, at any time before the effectiveness of our termination of reporting under Rule 12h-6, we have actual knowledge of information that causes us reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of any subject class of our securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that we used for purposes of Rule 12h-6(a)(4)(i); or

2.	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Fiat S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Fiat S.p.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Sergio Marchionne
Name: Sergio Marchionne
Title: Chief Executive Officer

Date: August 3, 2007